Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company
Cardiome Pharma Corp.
6190 Agronomy Rd, 6th Floor
Vancouver, BC V6T 1Z3

2.	Date of Material Change
March 10, 2011

3.	News Release
March 10, 2011 - Vancouver, Canada

4.	Summary of Material Change
Cardiome Pharma Corp. today reported financial results for the fourth quarter and year ended December 31, 2010.  Amounts, unless specified otherwise, are expressed in U.S. dollars and in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP).

5.	Full Description of Material Change
See attached press release

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
Not Applicable.

7.	Omitted Information
Not Applicable.

8.	Executive Officer

Name:	Curtis Sikorsky
Title:	Chief Financial Officer
Phone No.:	604-677-6905

9.	Date of Report
March 16, 2011

Per:  ____“Curtis Sikorsky”____________
Curtis Sikorsky,
Chief Financial Officer

SCHEDULE “A” - PRESS RELEASE

6190 Agronomy Road, 6th Floor Vancouver, B.C. V6T 1Z3	Tel: 604-677-6905 Fax: 604-677-6915

FOR IMMEDIATE RELEASE    NASDAQ: CRME   TSX: COM

CARDIOME REPORTS 2010 RESULTS

Vancouver, Canada, March 10, 2011 - Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today reported financial results for the fourth quarter and year ended December 31, 2010.  Amounts, unless specified otherwise, are expressed in U.S. dollars and in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP).

Summary Results for Fiscal 2010
We recorded a net income of $35.5 million ($0.58 basic and diluted income per common share) for the year ended December 31, 2010, compared to $2.4 million ($0.04 basic and diluted income per common share) for the year ended December 31, 2009. The increase of $33.1 million in net income was largely due to recognition of a $30.0 million milestone payment from Merck related to the marketing approval in Europe of vernakalant (iv) and payments from Merck pursuant to the 2009 collaboration and licence agreement. The deferred revenue related to the payments received in 2009 has been fully recognized in 2010. Further contributing to the increase in net income for 2010 were reductions in research and development expenditures and reductions in foreign exchange loss. This was partially offset by an increase in interest expense related to the long-term debt from Merck.

Total revenue for fiscal 2010 was $66.1 million, an increase of $15.9 million from $50.2 million in fiscal 2009.

Research and development expenditures were $15.3 million for fiscal 2010, as compared to $26.6 million for fiscal 2009.  General and administration expenditures for fiscal 2010 were $12.9 million compared to $15.1 million for fiscal 2009.  Amortization was $1.2 million for both fiscal 2010 and fiscal 2009.  Net interest expense was $2.0 million for fiscal 2010, compared to insignificant interest income for fiscal 2009.  Foreign exchange gain was $0.1 million for fiscal 2010 compared to a loss of $5.2 million for fiscal 2009.

Stock-based compensation, a non-cash item included in operating expenses, decreased to $3.3 million for fiscal 2010, as compared to $3.7 million for fiscal 2009.

Summary Results for the Fourth Quarter
Net loss for the fourth quarter of 2010 (Q4-2010) was $7.3 million ($0.12 basic and diluted per common share), as compared to net income of $12.1 million ($0.20 basic and diluted per common share) for the fourth quarter of 2009 (Q4-2009).  The net income in Q4-2009 reflected revenue recognized from the payments from Merck pursuant to the collaboration and license agreement.  The deferred revenue related to such payments was fully recognized during the first half of fiscal 2010.

Total revenue for Q4-2010 was $0.3 million, as compared to $23.4 million in Q4-2009. Total research and development expenditures for Q4-2010 were $4.4 million, as compared to $5.8 million for Q4-2009. The decreased revenue in Q4-2010, as compared with Q4-2009 was partially offset by lower R&D expenditures and foreign exchange loss.

Liquidity and Outstanding Share Capital
At December 31, 2010, the Company had cash and cash equivalents of $76.9 million.  As of March 10, 2011, the Company had 61,129,091 common shares issued and outstanding and 5,015,002 common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of CAD $7.53 per share.

Conference Call
Cardiome will hold a teleconference and webcast on Thursday, March 10, 2011 at 4:30pm Eastern (1:30pm Pacific).  To access the conference call, please dial 416-340-2217 or 866-696-5910 and reference conference 6435784.  There will be a separate dial-in line for analysts on which we will respond to questions at the end of the call.  The webcast can be accessed through Cardiome’s website at www.cardiome.com.

Webcast and telephone replays of the conference call will be available approximately two hours after the completion of the call through April 9, 2011.  Please dial 905-694-9451 or 800-408-3053 and enter code 7372760# to access the replay.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a product-focused drug development company dedicated to the advancement and commercialization of novel treatments for disorders of the heart and circulatory system.  Cardiome is traded on the NASDAQ Global Market (CRME) and the Toronto Stock Exchange (COM).  For more information, please visit our web site at www.cardiome.com.

For Further Information:
Cardiome Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: ir@cardiome.com

Forward-Looking Statement Disclaimer
Certain statements in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions.  Such forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information.  Risks, uncertainties and factors that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks, uncertainties and factors related to the fact that: we, together with our collaborative partners, may not be able to successfully develop all or any of our current or future products and may not be able to obtain regulatory approval in targeted indications for our current or future products in all markets; we may not achieve or maintain profitability; our future operating results are uncertain and likely to fluctuate; we may not be able to raise additional capital as and when required; we depend on our collaborative partners to perform their obligations under licensing or other collaborative agreements; we may not be successful in establishing additional corporate collaborations or licensing arrangements; we may not be able to establish marketing and sales capabilities and the costs of launching our products may be greater than anticipated; any of our products that obtain regulatory approval will be subject to extensive post-market regulation that may effect sales, marketing and profitability; any of our products that are successfully developed may not achieve market acceptance; we rely on third parties for the continued supply and manufacture of our products and have no experience in commercial manufacturing; we may face unknown risks related to intellectual property matters, including with respect to our ability to protect our intellectual property; we face increased competition from pharmaceutical and biotechnology companies; and other factors as described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com.  Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement.  All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.